Exhibit 12.2

Boise Cascade Corporation and Subsidiaries
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

						Three Months Ended
	Year Ended December 31					March 31
	____________________________________________					_________________
	1998	1999	2000	2001	2002	2002	2003
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$159,870	$146,124	$152,322	$128,970	$120,543	$30,422	$29,428
Interest capitalized during the period	1,341	238	1,458	1,945	3,937	1,074	148
Interest factor related to noncapitalized leases (a)	11,308	13,065	13,394	11,729	11,128	2,895	2,763
Adjustable conversion-rate equity security unit distributions	-	-	-	947	13,219	3,266	3,310
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	172,519	159,427	167,174	143,591	148,827	37,657	35,649
Preferred stock dividend requirements - pretax	19,940	17,129	16,019	15,180	14,548	7,228	6,903
	_______	_______	_______	_______	_______	_______	_______
Combined fixed charges and preferred
dividend requirements	$192,459	$176,556	$183,193	$158,771	$163,375	$44,885	$42,552
	=======	=======	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$(16,878)	$355,940	$298,331	$(47,611)	$1,005	$(7,399)	$(26,084)
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	3,791	(6,115)	(2,061)	8,039	2,435	1,573	59
Total fixed charges	172,519	159,427	167,174	143,591	148,827	37,657	35,649
Less interest capitalized	(1,341)	(238)	(1,458)	(1,945)	(3,937)	(1,074)	(148)
	_______	_______	_______	_______	_______	_______	_______
Total earnings before fixed charges	$158,091	$509,014	$461,986	$102,074	$148,330	$30,757	$9,476
	=======	=======	=======	=======	=======	=======	=======

Ratio of earnings to combined fixed charges and preferred dividend requirements	-	2.88	2.52	-	-	-	-

Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$34,368	$-	$-	$56,697	$15,045	$14,128	$33,076

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.